Pembina Pipeline Corporation Announces Closing of PGI’s Acquisition of Working Interests From Whitecap Resources and Provides Karr and Gold Creek Update
CALGARY, ALBERTA, January 2, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce the closing of Pembina Gas Infrastructure Inc.’s ("PGI") acquisition of a 50 percent working interest in Whitecap Resources Inc.’s ("Whitecap") 15-07 Kaybob Complex (the "Kaybob Complex"), effective December 31, 2024. As part of the transaction, Whitecap has entered into a long-term take-or-pay agreement for PGI’s capacity in the Kaybob Complex and committed to an area-of-dedication to PGI for all volumes Whitecap produces out of the area. In addition, Pembina is also pleased to provide an update on infrastructure development in the Karr and Gold Creek areas, under PGI’s previously disclosed transaction with Veren Inc. ("Veren").
Advancement of Development
As part of the Kaybob Complex acquisition, PGI and Whitecap entered into long-term, take-or-pay contracts at PGI’s nearby K3 facility to further support Whitecap’s liquids-rich developments. Based on Whitecap’s drilling results and updated forecasts, PGI now expects capacity at the Kaybob Complex to be fully utilized and has advanced developments to facilitate volumes at the K3 facility, which are expected to commence in the third quarter of 2025, or approximately one year earlier than originally contemplated.
Lator Infrastructure Update
Concurrent with the acquisition of working interests at the Kaybob Complex, PGI agreed to support future infrastructure development for Whitecap’s Lator area development, including a new battery and gathering laterals (the "Lator Infrastructure"), which PGI will own and is supported by long-term take-or-pay agreements with an area-of-dedication for all volumes produced by Whitecap out of the area. Since the announcement of the transaction, PGI’s outlook for Whitecap’s Lator area growth has continued to improve. PGI anticipates funding up to $400 million ($240 million net to Pembina) for the battery and gathering laterals within the first phase of the Lator Infrastructure, with all gas volumes flowing to PGI’s Musreau facility upon startup in late 2026/early 2027, supporting long-term plant utilization. In addition to the Musreau facility, PGI has two other deep-cut processing facilities in the vicinity that could provide incremental, timely and cost-effective processing solutions to Whitecap. All funding of the Lator Infrastructure is backstopped by long-term take-or-pay agreements based on the capital spent.
Full Pembina Value Chain
All natural gas liquids produced through the Kaybob Complex and Lator Infrastructure developments will flow through Pembina’s downstream infrastructure and are covered under a combination of new and extended long-term transportation, fractionation, and marketing services agreements, as well as an area-of-dedication for future growth. This will support higher utilization of Pembina’s Peace Pipeline and Redwater Complex, including the RFS IV expansion, currently under construction. Further, the arrangement for Whitecap's Lator area development includes deep-cut processing and ethane-plus NGL transportation and fractionation, which supports Pembina's ethane supply commitments in relation to Dow’s Path2Zero project.

Gold Creek and Karr Development Update
As part of the arrangement PGI entered into with Veren, PGI committed to fund capital up to $300 million ($180 million net to Pembina) for future battery and gathering infrastructure in the Gold Creek and Karr areas, with approximately $100 million ($60 million net to Pembina) of the amount committed at the time of the announcement. Subsequently, Veren has notified PGI with a request for additional battery infrastructure expected to enter service in 2025. Further scope definition of the initial battery, plus the additional battery infrastructure request brings the total funding commitment to approximately $200 million ($120 million net to Pembina), which will be supported by long-term take-or-pay commitments.
The closing date of the acquisition of the Kaybob Complex, as well as current expectations for funding infrastructure for both Whitecap and Veren, do not materially impact Pembina’s 2025 guidance or capital investment program, previously provided on December 12, 2024.
About Pembina Gas Infrastructure
Pembina Gas Infrastructure is a premier gas processing entity in Western Canada with a combined capacity of five billion cubic feet per day. Jointly owned by Pembina and affiliates of KKR, PGI is strategically positioned to serve customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia. Pembina owns 60 percent of PGI and operates and manages PGI facilities while KKR's global infrastructure funds own the remaining 40 percent.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following: the development of infrastructure including its impacts to capacity at the Kaybob Complex, timing of volumes to the K3 facility, funding for the Lator development, connections to Pembina’s assets and infrastructure and impacts to Pembina’s assets including the Redwater facility.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
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